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                                                                    EXHIBIT 4.13


                                THIRD AMENDMENT
                                      TO
                   NORAM EMPLOYEE SAVINGS & INVESTMENT PLAN


     NorAm Energy Corp., a Delaware corporation (the "Company"), pursuant to authorization of the Company's Employee Benefits Administrative Committee, adopts the following amendments to the Arkla Employee Savings & Investment Plan (the "Plan").


     1. Section 3.5 of the Plan ("Rollover and Transfer Contributions") is amended by the addition of the following sentence:


          Notwithstanding any other provision of the Plan, if an Employee participating in the Minnegasco Division Employees' Retirement Savings Plan (the "Minnegasco Plan") transfers employment to a Participating Employer, (i) the Employee's interest in employer matching contributions that are transferred to the Plan from the Minnegasco Plan will continue to vest at the same rate as under the terms of the Minnegasco Plan in effect on the date of his benefits are transferred to the Plan and (ii) the Plan will provide to such Employee all optional forms of benefit and other benefits that were available to him under the Minnegasco Plan and that may not be reduced or eliminated under Code section 411(d)(6) and the regulations thereunder.

     2.   The foregoing amendments will be effective as of April 1, 1996.


     Executed at Houston, Texas, this ___ of May, 1996.


                                            NORAM ENERGY CORP.



                                            By /s/ Rick L. Spurlock
                                              -------------------------------
                                              Rick L. Spurlock, Senior Vice
                                              President, Human Resources